December 18, 2018

Curtis L. Dinan
Chief Financial Officer
ONE Gas, Inc.
15 East Fifth Street
Tulsa, OK 74103

       Re: ONE Gas, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           February 22, 2018
           File No. 001-36108

Dear Mr. Dinan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 6. Selected Financial Data, page 26

1.    We note your presentation of net margin here and in Management's
Discussion and
      Analysis of Financial Condition and Results of Operations. We also note you present net margin on the face of the Consolidated Statements of Income. Since net margin does not include an allocation of general operating expenses or depreciation and amortization, please explain to us why you don't believe net margin is a non-GAAP financial measure that should be disclosed in accordance with Item 10(e) of Regulation S-K. If you conclude that net margin is a non-GAAP measure please provide the disclosures required by Item 10(e) of Regulation S-X. Please note Item 10(e)(ii)(C) which prohibits the presentation of non-GAAP financial measures on the face of the financial statements.
 Curtis L. Dinan
ONE Gas, Inc.
December 18, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia at 202-551-3562 or Bill Thompson at 202-551-
3344 with any questions.



FirstName LastNameCurtis L. Dinan                         Sincerely,
Comapany NameONE Gas, Inc.
                                                          Division of
Corporation Finance
December 18, 2018 Page 2                                  Office of Consumer
Products
FirstName LastName